LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
August 3, 2021
VIA EDGAR TRANSMISSION
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Cowen SPAC ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Ms. Larkin:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
91	4/6/2021	485APOS	0000894189-21-002091
103	6/17/2021	485BXT	0000894189-21-003748
109	7/8/2021	485BXT	0000894189-21-004344
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary